JIM MINDLING
Weston, Connecticut 06883
U.S.A.

Telephone:	USA (203) 222-0446
E-Mail:	mindling@optonline.net

October 5, 2006

Re: Special Meeting of NYMEX Oct. 12th

Dear Fellow Shareholders:

I am supportive of the NYMEX IPO, and the hard work being done by NYMEX Management.

However, I am concerned that Management is asking us to approve measures not only approving an IPO, but also permanently taking away some of our most important shareholder rights.

They are also asking for approval of a vague and complicated Long Term Incentive Plan, which is worth over TWO HUNDRED FIFTEEN MILLION DOLLARS, assuming an IPO value of $50. per share. This value is not unreasonable based upon the price at which the A, Band C shares are now trading. I believe this plan is excessive, should be rejected by Shareholders, and modified downwards. I am voting no on proposal #4.

Please fully consider that if you vote yes on proposals 2D through 2G, and 3 A through C, and 3 E, you may be PERMANENTLY giving up rights and protections now afforded to you as a Shareholder.

I fully support an IPO, which at the same time retains Rights of Shareholders. Please remember that if you give up these Shareholder Rights, this vote may be your last vote as an empowered Shareholder of NYMEX.

Sincerely,

Jim Mindling
NYMEX Shareholder